FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), the second quarter, year ending March 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 5, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Consolidated Results of Operations

Second quarter, year ending March 2015

(US GAAP)

Nomura Holdings, Inc.

October 2014

© Nomura

Outline

Presentation

Executive summary (p. 2)

Overview of results (p. 3)

Business segment results (p. 4)

Retail (p. 5-6)

Asset Management (p. 7-8)

Wholesale (p. 9-11)

Non-interest expenses (p. 12)

Robust financial position (p. 13)

Funding and liquidity (p. 14)

Financial Supplement

Consolidated balance sheet (p. 16)

Value at risk (p. 17)

Consolidated financial highlights (p. 18)

Consolidated income (p. 19)

Main revenue items (p. 20)

Consolidated results: Income (loss) before income taxes by

segment and region (p. 21)

Segment “Other” (p. 22)

Retail related data (p. 23-27)

Asset Management related data (p. 28-29)

Wholesale related data (p. 30-31)

Number of employees (p. 32)

NOMURA

Executive summary

NOMURA

Highlights

FY2014/15 1H

- **Second best first-half net income in 10 years:** Slowdown from FY2013/14 1H
  - Net revenue: Y744.7bn; Income before income taxes: Y125.7bn; Net income[1]: Y72.7bn; ROE[2]: 5.7%; EPS[3]: Y19.34
- **Retail client assets (Y99.3trn) and assets under management (Y34.8trn, net) both at record highs**
  - Continued inflows and market factors led to expansion of assets in Retail and Asset Management

FY2014/15 2Q

- **Group net revenue and income before income taxes up both QoQ and YoY**
  - Net revenue: Y373.8bn (+1% QoQ; +5% YoY)
  - Income before income taxes: Y74.0bn (+43% QoQ; +1% YoY)
  - Net income[1]: Y52.9bn (+166% QoQ; +39% YoY)
  - ROE[2]: 8.4% (1Q: 3.2%; FY2013/14 2Q: 6.4%)
  - EPS[3]: Y14.15 (1Q: Y5.26; FY2013/14 2Q: Y9.99)
- **Profitable international operations**
  - Strong AEJ business revenues plus impact of changes to own and counterparty credit spreads
- **Three segment income before income taxes up 51% QoQ at Y68.9bn**
  - Retail and Asset Management remained resilient
  - Solid Wholesale net revenue and rebound in income before income taxes as previous quarter included costs specific to 1Q (FCR[4] related expenses)

Shareholder returns

- Interim dividend: Y6 (Dividend payout ratio: 30.2%)
- Launched share buyback program to deliver shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.
  - ✓ Total shares: Upper limit of 40 million shares
    Of which, approx. 20 million shares expected to be used for stock options exercised in the future
  - ✓ Total value: Upper limit of Y28bn

Income before income taxes



Group
(billions of yen)
113.2
72.9
86.9
88.6
+43%
51.7
74.0
FY2013/14
FY2014/15
1Q
2Q
3Q
4Q
1Q
2Q



Three business segments
Wholesale
Asset Management
Retail
113.0
71.4
84.4
62.1
+51%
45.6
68.9
FY2013/14
FY2014/15
1Q
2Q
3Q
4Q
1Q
2Q

(1) Net income attributable to Nomura Holdings shareholders. (2) Calculated using annualized net income for each period
(3) Diluted net income attributable to Nomura Holdings shareholders per share.
(4) All new deferred awards granted in May 2013 and 2014 include "Full Career Retirement" provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

2

Overview of results

Highlights

(billions of yen, except EPS and ROE)

FY2014/15 FY2014/15

QoQ YoY YoY

2Q 1H

Net revenue 373.8 +1% +5% 744.7 -5%

Non-interest expenses 299.8 -6% +6% 619.0 +3%

Income before income taxes 74.0 +43% +1% 125.7 -32%

Net income1 52.9 +166% +39% 72.7 -30%

EPS2 14.15 yen +169% +42% 19.34 yen -29%

ROE3 8.4% 5.7%

(1)	Net income attributable to Nomura Holdings shareholders.
(2)	Diluted net income attributable to Nomura Holdings shareholders per share.
(3)	Calculated using annualized net income for each period.
3

NOMURA

Business segment results

NOMURA

Net revenue and income before income taxes

			FY2014/15 2Q	QoQ	YoY	FY2014/15 1H	YoY
Net revenue	Retail		117.9	+10%	-1%	224.8	-21%
	Asset Management		21.7	-7%	+16%	45.0	+16%
	Wholesale		190.6	+1%	+4%	379.5	+0.4%
	Subtotal		330.2	+3%	+3%	649.3	-8%
	Other	1)	41.0	-15%	+38%	89.3	+23%
	Unrealized gain on investments in equity securities held for operating purposes		2.6	-26%	-49%	6.1	-50%
	Net revenue		373.8	+1%	+5%	744.7	-5%
Income before income taxes	Retail	2)	38.9	+23%	-3%	70.5	-42%
	Asset Management	2)	7.8	-6%	+27%	16.1	+25%
	Wholesale	2)	22.2	3.9x	-12%	27.9	-45%
	Subtotal		68.9	+51%	-4%	114.5	-38%
	Other	1), 2)	2.5	-1%	-	5.1	-
	Unrealized gain on investments in equity securities held for operating purposes		2.6	-26%	-49%	6.1	-50%
	Income before income taxes		74.0	+43%	+1%	125.7	-32%

Additional information:
1) Gain from changes to own and counterparty credit spreads of Y6.4bn (vs. loss of Y7.1bn last quarter)
2) Booked full career retirement (FCR)[1] related expenses of Y18bn in 1Q

(1) *All new deferred awards granted in May 2013 and 2014 include "Full Career Retirement" provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.*

4

Retail

Net revenue and income before income taxes Key points

(billions of yen) Net revenue: Y117.9bn (+10% QoQ; -1% YoY)

FY2013/14 FY2014/15 Income before income taxes: Y38.9bn (+23% QoQ; -3% YoY)

QoQ YoY

2Q 3Q 4Q 1Q 2Q Net revenue and income before income taxes both up QoQ on robust sales of stocks, investment trusts, and discretionary investments

Net revenue 119.7 128.0 97.9 106.9 117.9 +10% -1% Retail client assets at record high driven by an increase in net inflows of cash and securities1 and market factors

Non-interest expenses 79.8 80.3 74.6 75.3 79.1 +5% -1% Client franchise

– Retail client assets Y99.3trn (Y95.3trn)

Income before income taxes 40.0 47.7 23.3 31.6 38.9 +23% -3% – Accounts with balance 5.21m (5.19m)

– NISA account applications 1.41m (1.35m)

– Net inflows of cash and securities1 Y484.8bn (Y472.9bn)

Total sales2 *Figures in brackets are for 1Q or as at end of June

(billions of yen)

Stocks Bonds Investment trusts Discretionary investment, Insurance products

5,000

4,000

3,000

2,000

1,000

0

FY2013/14 FY2014/15

2Q 3Q 4Q 1Q 2Q

(1)	Cash and securities inflows minus outflows, excluding regional financial institutions.
(2)	Retail channels only.
(3)	Retail channels, Net & Call, and Hotto Direct.

Total sales2 up 20% QoQ

Stocks: +28% QoQ

–Solid secondary business driven partly by market rally and yen depreciation

–IPO/PO subscriptions3 down 45% QoQ at Y81.1bn

Investment trusts: +25% QoQ

–Sales growth centered on major funds with solid investment performance;

Investment trust net inflows grew for fourth straight quarter

Bonds: -15% QoQ; Total sales of Y559.4bn

–Robust sales of large corporate bonds for retail investors; Lower yields and sharp yen depreciation led to softer sales of foreign bonds

5

NOMURA

Retail: Initiatives to grow client assets delivering results

Discretionary investment net inflows[1]


(billions of yen)
100.0
50.0
0.0
1.1
9.2
19.2
34.3
80.9
78.1
69.4
95.1
FY2013/14
FY2014/15
2Q (Month av.)
3Q (Month av.)
4Q (Month av.)
1Q (Month av.)
2Q (Month av.)
Jul
Aug
Sep

- Continued focus on transforming business model
- Renewed push to provide solutions that meet each client's individual needs through financial consulting seminars and one-on-one meetings
  - Recurring revenue increased on stronger net inflows into discretionary investments[1] and investment trusts[1]
  - Solid sales of insurance products[2], primarily annuities; Continued high level following on from last quarter

■ Recurring revenue	Y15.2bn	(Y14bn)
– Discretionary investment net inflows[1]	Y242.6bn	(Y103bn)
– Investment trust net inflows[1]	Y178.7bn	(Y151bn)
■ Sales of insurance products[2]	Y84.8bn	(Y95.1bn)

*Figures in brackets are for 1Q or as at end June.

Investment trust net inflows[1]


(billions of yen)
100.0
50.0
0.0
1.8
8.4
43.8
50.3
59.6
34.8
101.3
42.6
FY2013/14
FY2014/15
2Q (Month av.)
3Q (Month av.)
4Q (Month av.)
1Q (Month av.)
2Q (Month av.)
Jul
Aug
Sep

Sales of insurance products[2]


(billions of yen)
40.0
30.0
20.0
10.0
0.0
10.5
10.7
13.1
31.7
28.3
29.3
26.4
29.1
FY2013/14
FY2014/15
2Q (Month av.)
3Q (Month av.)
4Q (Month av.)
1Q (Month av.)
2Q (Month av.)
Jul
Aug
Sep

(1) Retail channels and Japan Wealth Management group.
(2) Retail channels only.

6

NOMURA

Asset Management

Net revenue and income before income taxes

(billions of yen)

	FY2013/14			FY2014/15		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	18.6	21.2	20.5	23.3	**21.7**	-7%	+16%
Non-interest expenses	12.5	12.3	15.1	15.1	**13.9**	-8%	+11%
Income before income taxes	6.2	8.9	5.3	8.3	**7.8**	-6%	+27%

Assets under management

(trillions of yen) ■ AuM (gross)[1] ■ AuM (net)[2]



37.3
30.0
40.3
32.9
38.2
30.8
40.6
33.0
42.7
34.8
FY2013/14
FY2014/15
Sep
Dec
Mar
Jun
Sep

Key points

- Net revenue: Y21.7bn (-7% QoQ; +16% YoY)
- Income before income taxes: Y7.8bn (-6% QoQ; +27% YoY)
  - Assets under management at record high on inflows into investment trusts and due to market factors
  - Income before income taxes remained strong

Investment trust business

- Inflows mainly into funds targeting income gains from dividends and interest

	2Q inflows
– Nomura DB High Dividend Infrastructure Stock Fund	Y361.5bn
– Nomura Global High Dividend Stock Premium	Y68.6bn
– Nomura Templeton Total Return	Y64.7bn

- Sales of privately placed funds for regional financial institutions remain strong with AuM up 26% QoQ (3.3x YoY)
- AuM in Fund Wrap and SMA funds[3] increased 75% QoQ (4x YoY)

Investment advisory business

- Expansion of international business using UCITS[4] funds
  - ✓ Continued inflows into Japanese equities
  - ✓ Expanded distribution channels beyond EU
    - Started in Taiwan, Thailand, Korea, South America, in addition to Hong Kong and Singapore
- Tapping into growing demand for smart beta products
  - ✓ In addition to RAFI®[5] products, now also offering JPX-Nikkei Index 400 ETF[6]; AuM exceeded Y1trn

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital. (2) Net after deducting duplications from assets under management (gross). (3) Nomura Asset Management only. (4) Undertakings for Collective Investment in Transferable Securities (UCITS) is the main European framework covering collective investment schemes investing in transferable securities. (5) RAFI® is a fundamental index developed by Research Affiliates, selects and weights stocks based on fundamental measures such as book value, dividends, cash flow and so on. (6) JPX-Nikkei Index 400 is a stock price index calculated through such methodology as independently developed by Japan Exchange Group, Inc. and Tokyo Stock Exchange, Inc., and Nikkei Inc. "JPX-Nikkei 400 ETF" is an exchange traded fund which aims at investment performance linked to the JPX-Nikkei Index 400.

7

NOMURA

Asset Management: Solid inflows into investment trusts

Assets under management (gross)1 by business

(trillions of yen)

Investment trust business Investment advisory business

50.0

40.3 40.6 42.7

40.0 37.3 38.2

10.9 11.0 11.4

30.0 10.5 9.8

20.0

10.0 26.8 29.4 28.4 29.6 31.3

0.0

FY2013/14 FY2014/15

Sep Dec Mar Jun Sep

Investment trust business flow of funds3

(billions of yen)

1,200 Investment trust business (excl. ETFs) ETFs

873 789

900

600 501 496

300 257 153 89 90

0

-300 -23

-600

-900 -820

FY2013/14 FY2014/15

2Q 3Q 4Q 1Q 2Q

Nomura Asset Management public investment trust market

share2

26.0%

23.6%

24.0% 22.7% 22.9% 22.8% 23.1%

22.0%

20.0%

18.0%

16.0%

FY2013/14 FY2014/15

Sep Dec Mar Jun Sep

Growth in discretionary

investment products4 New businesses

AuM in Fund Wrap and SMA funds Alliance with Bridge Capital Asset

Management

405 Aiming to expand product

Note: Indexed, Sep 2013 = 100 offering by investing in hedge fund incubation funds managed

by Bridge Capital

232 Established joint venture with

165 Shenzhen Hua Xia Ren He Capital

128 Management in Qianhai Economic

100 Zone to conduct private fund

business

(Nomura China Asset Management)

Services for direct investment in

2013/09 2013/12 2014/03 2014/06 2014/09 Chinese private equity funds

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital. (2) Source: The Investment Trusts Association, Japan. (3) Based on assets under management (net). (4) Nomura Asset Management only.

8

NOMURA

Wholesale

Net revenue and income before income taxes

(billions of yen)

	FY2013/14			FY2014/15		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Global Markets	159.6	158.0	166.8	166.6	**168.1**	+1%	+5%
Investment Banking	23.8	30.7	31.7	22.3	**22.5**	+1%	-5%
Net revenue	183.3	188.7	198.5	188.9	**190.6**	+1%	+4%
Non-interest expenses	158.1	160.9	165.0	183.1	**168.4**	-8%	+7%
Income before income taxes	25.3	27.8	33.5	5.7	**22.2**	3.9x	-12%

Net revenue by region

(billions of yen)


200.0
150.0
100.0
50.0
0.0
45.9
54.1
24.5
58.8
52.2
50.8
21.9
63.7
61.4
61.2
16.4
59.4
58.2
57.8
17.7
55.2
46.1
47.7
31.6
65.1
Americas
EMEA
AEJ
Japan
FY2013/14
FY2014/15
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y190.6bn (+1% QoQ; +4% YoY)
- Income before income taxes: Y22.2bn (3.9x QoQ; -12% YoY)

- Solid revenues
  - Revenues remained resilient, roughly unchanged QoQ as stronger revenues in Japan and AEJ offset a slowdown in EMEA and the Americas
- Higher income before income taxes QoQ as previous quarter included costs specific to 1Q (FCR[1] related expenses)

Regional performance (net revenue; QoQ)

- Japan (Y65.1bn; +18%)
  - Global Markets reported stronger revenues on a rebound in trading revenues
  - Won multiple mandates on high-profile financing transactions and retained #1 spot on Japan ECM/DCM league tables[2]

- EMEA (Y47.7bn; -17%)
  - Rates products impacted by subdued client activity, while trading revenues declined
  - In Investment Banking, FIG and Sponsor[3] businesses had a solid quarter

- Americas (Y46.1bn; -21%)
  - Strong quarter in FX, but slowdown in Securitized Products, Credit, and Equity Derivatives

- AEJ (Y31.6bn; +79%)
  - Best revenue quarter since April 2009 as Fixed Income and Equities both reported significantly higher revenues

(1) *All new deferred awards granted in May 2013 and 2014 include "Full Career Retirement" provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.*
(2) *Source: ECM: Thomson Reuters; DCM (corporate bonds including self-funded): Thomson DealWatch, Jan – Sep 2014.*
(3) *Financial sponsors*

9

NOMURA

Wholesale: Global Markets

Net revenue


(billions of yen)
Equities
Fixed Income
159.6
158.0
166.8
166.6
168.1
65.8
58.8
59.0
62.0
64.0
93.8
99.2
107.7
104.5
104.1
+1% QoQ
+5% YoY
FY2013/14
FY2014/15
2Q
3Q
4Q
1Q
2Q

Key points

Global Markets

- Net revenue: Y168.1bn (+1% QoQ; +5% YoY)
  - Strong revenues amid difficult market conditions with Japan and AEJ offsetting slowdown in Americas and EMEA.

Fixed Income

- Net revenue: Y104.1bn (-0.5% QoQ; +11% YoY)
  - Stronger client revenues
  - Solid FX revenues across G10 and Emerging Markets currencies offset slower production in other products

Equities

- Net revenue: Y64bn (+3% QoQ; -3% YoY)
  - Revenues grew on robust cash business despite a slowdown in Derivatives from a strong 1Q
  - AEJ saw broad-based gain across products

FY2014/15 2Q net revenue by region


YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
± 5% ~ ± 15%
± 15% ~

- Americas: Slower Credit, Securitized Products, and Equity Derivatives from a strong Q1
- EMEA: Rates had a slow quarter; Cash Equities contributed to revenues
- AEJ: FX (Emerging Markets) reported stronger revenues and Cash Equities saw a rebound in both client revenues and trading revenues
- Japan: Solid quarter in Cash Equities, Rates and FX

10

Wholesale: Investment Banking

NOMURA

Net revenue



(billions of yen)
Investment Banking (gross)
45.8
35.9
55.4
43.2
40.7
Investment Banking (net)
Other
0.4
23.8
23.3
30.7
11.7
19.0
2.2
31.7
29.5
22.3
22.8
-0.4
0.0
22.5
22.5
+1% QoQ
-5% YoY
FY2013/14
FY2014/15
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y22.5bn (+1% QoQ; -5% YoY)
- Investment Banking (gross) revenue: Y40.7bn
  - Japan
    - ✓ Revenues roughly unchanged QoQ as high-profile ECM/DCM mandates contributed amid decline in overall fee pool
    - ✓ Retained top spot in ECM/DCM league tables[1] (market share: ECM 34.1%; DCM 29.4%)
    - ✓ Growth in solutions business as we focus on building capabilities
  - International
    - ✓ Despite QoQ decline, revenues were up YoY on resilient performance in Americas and AEJ
    - ✓ Financial Sponsors business and EMEA FIG business contributed to revenues

M&A-driven business growth

- Won many mandates including Japan-related M&A
  - ✓ #1 on Japan-AEJ cross-border M&A league table[1] (market share: 34.8%)
- Acquisition finance and solutions business for pre-closing risk mitigation (deal contingent FX, interest rate and currency swaps, etc.)

M&A		Financing relating to M&A	
Itochu/CP Group ($1.9bn)	Oji Holdings, INCJ/ **Carter Holt Harvey (Rank Group)** (NZ$1bn)	**Softbank** Retail bond (Y400bn)	**Dai-ichi Life** Global PO (Y277.1bn)
Panasonic/Ficosa (undisclosed)	**BBVA/** Caixa d'Estalvis de Catalunya (€1.2bn)	Finance for Bestway acquisition of The co-operative pharmacy (£725m)	Finance for Hellman & Friedman's partial acquisition of ABRA ($475m)

Expansion in Americas and AEJ

Americas Growing presence

- Selective expansion of client coverage, continued growth of product capabilities
- Building track record from last year in equity finance and leveraged finance

Finance for Jupiter Resources acquisition of Encana Corp. assets ($1.5bn)	Finance for Ares Management acquisition of National Veterinary Associates ($575m)	**TiVo** CB ($230m)

AEJ Revenue diversification

- ECM, DCM, M&A reported stronger half-year revenues YoY
- Higher revenues from leveraged finance and block trades

China Unicom Off shore RMB Bond (RMB2.5bn)	**Asia View (Yue Xiu)** Exchangeable Bond ($200m)	Finance for FountainVest Partners acquisition of Key Safety Systems ($600m)

(1) *Source: ECM/M&A: Thomson Reuters; DCM (corporate bonds including self-funded): Thomson DealWatch, Jan – Sep 2014.*

11

NOMURA

Non-interest expenses

Full year

(billions of yen


Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
(Reference) Excluding Nomura Real Estate Holdings
1,575.9
1,195.5
1,500
1,200
900
600
300
0

Quarter

(billions of yen)


283.5
292.5
301.4
319.2
299.8
400
300
200
100
0

	FY2012/13	FY2013/14	FY2013/14 2Q	FY2013/14 3Q	FY2013/14 4Q	FY2014/15 1Q	FY2014/15 2Q	QoQ	
Compensation and benefits	547.6	570.1	135.4	138.8	132.6	168.8	**140.8**	**-16.6%**	1)
Commissions and floor brokerage	91.4	111.8	26.1	28.0	28.7	27.6	**33.6**	**21.8%**	2)
Information processing and communications	179.9	192.2	46.2	47.8	49.9	44.9	**46.0**	**2.4%**	
Occupancy and related depreciation	91.5	80.1	20.8	19.0	20.5	18.6	**18.2**	**-1.8%**	
Business development expenses	49.0	38.5	9.5	11.0	10.1	7.9	**9.1**	**14.4%**	3)
Other	616.5	202.8	45.4	47.9	59.4	51.4	**52.1**	**1.4%**	
Total	1,575.9	1,195.5	283.5	292.5	301.4	319.2	**299.8**	**-6.1%**	

Key points

- Non-interest expenses: Y299.8bn (-6% QoQ)
  - Compensation and benefits declined significantly as previous quarter included costs specific to 1Q (FCR[1] related expenses of Y18bn) --- 1)
  - Commissions and floor brokerage increased in line with trading volumes --- 2)
  - Business development expenses increased due to higher NISA and other advertising costs ---- 3)

(1) All new deferred awards granted in May 2013 and 2014 include "Full Career Retirement" provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

12

NOMURA

Robust financial position

Balance sheet related indicators and capital ratios

	Mar	Jun	Sep
■ Total assets	Y43.5trn	Y43.9trn	Y43.8trn
■ Shareholders' equity	Y2.5trn	Y2.5trn	Y2.6trn
■ Gross leverage	17.3x	17.8x	17.1x
Net leverage[1]	10.4x	11.3x	10.7x
■ Level 3 assets[2] (net)	Y0.4trn	Y0.4trn	Y0.3trn
■ Liquidity portfolio	Y6.1trn	Y5.6trn	Y5.8trn

(billions of yen)	Jun (Basel 3 basis)	Sep[2] (Basel 3 basis)
Tier 1	2,283	2,351
Tier 2	397	372
Total capital	2,681	2,723
RWA[3]	17,389	18,424
Tier 1 ratio	13.1%	12.7%
Tier 1 common ratio[4]	13.1%	12.7%
Total capital ratio	15.4%	14.7%

Risk weighted assets[3] and Tier 1 ratio


(trillions of yen)
RWA (Basel 3) (lhs)
Tier 1 ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
12.2%
12.0%
13.2%
13.1%
12.7%
11.8%
FY2013/14
FY2014/15
Sep
Dec
Mar
Jun
Sep
Fully loaded Basel 3 2019 applied to balance sheet at end Sep (estimate)

Level 3 assets[2] and net level 3 assets/Tier 1 capital


(billions of yen)
Level 3 assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
30%
20%
10%
0%
19%
17%
16%
16%
12%
FY2013/14
FY2014/15
Sep
Dec
Mar
Jun
Sep

(1) Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.
(2) Preliminary.
(3) Credit risk assets are calculated using the internal model method.
(4) Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.

13

Nomura

Funding and liquidity

Balance sheet structure

Highly liquid, healthy balance sheet

structure

83% of assets are highly liquid

trading and related assets that are

marked-to-market and matched to

trading and related liabilities through

repos etc. (regionally and by

currency)

Other assets are funded by equity

and long-term debt, ensuring

structural stability

Liquidity portfolio2

Liquidity portfolio:

Y5.8trn, or 13% of total assets

Maintain a high quality liquidity

portfolio surplus without the need

for additional unsecured funding

over a certain period

Balance sheet

(As of Sep 2014)

Assets Liabilities and equity Unsecured funding2

More than 80% of unsecured funding is

long-term debt

Diversified sources of funding

Trading liabilities Short-term

and related1 debt

Trading assets 18%

and related1 Long-term debt

due within 1yr, International Loans

14% 23% (incl. Bank

subordinated) lending

market

Long-term Euro

MTN/Yen,

Other liabilities debt, Average 68% retail bonds, Retail

Short-term borrowings maturity Japan etc. market

3	77%

Cash and cash deposits Long-term 4.8 years Euro

borrowings MTN/Other,

Other assets wholesale Wholesale

Total equity market

bonds, etc.

Breakdown of Long-term Funding of

short-term/long- debt by long-term

term debt region debt

(1) Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.

(2) Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.

(3) Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

Nomura

Financial Supplement

Nomura

Consolidated balance sheet

(billions of yen) Mar 31, Sep 30, Increase Mar 31, Sep 30, Increase

2014 2014 (Decrease) 2014 2014 (Decrease)

Assets Liabilities

Total cash and cash deposits 2,189 2,070 -119 Short-term borrowings 602 609 7

Total payables and deposits 2,837 2,955 118

Total loans and receivables 2,571 2,688 117 Total collateralized financing 17,112 17,247 135

Trading liabilities

11,047 10,883 -165

Total collateralized agreements 17,347 16,381 -966 Other liabilities 1,142 1,081 -61

Long-term borrowings 8,227 8,412 185

Total trading assets1 and private 18,714 20,055 1,340 Total liabilities 40,967 41,187 220 equity investments

Total other assets 2,699 2,609 -90 Equity

Total NHI shareholders’ equity 2,514 2,561 47

Noncontrolling interest 40 54 15

Total assets 43,520 43,802 282 Total liabilities and equity 43,520 43,802 282

(1)	Including securities pledged as collateral.

Nomura

Value at risk

Definition ?From April 1, 2014 to September 30, 2014 (billions of yen)

99% confidence level Maximum: 9.8

1-day time horizon for outstanding portfolio Minimum: 4.5

Inter-product price fluctuations considered Average: 6.9

(billions of yen) FY2012/13 FY2013/14 FY2013/14 FY2014/15

Mar Mar Sep Dec Mar Jun Sep

Equity 1.3 1.3 1.9 3.6 1.3 2.8 1.5

Interest rate 5.0 3.9 5.1 6.6 3.9 5.2 4.2

Foreign exchange 1.9 2.8 1.8 2.6 2.8 2.0 2.7

Sub-total 8.1 8.0 8.7 12.9 8.0 10.0 8.5

Diversification benefit -3.0 -2.9 -3.2 -4.3 -2.9 -0.7 -1.6

VaR 5.1 5.2 5.5 8.6 5.2 9.3 6.8

Nomura

Consolidated financial highlights

Full year Quarter

(billions of yen) (billions of yen)

8.9% 8.9% 8.9%

250 9% 100 8.5% 9%

Net income 213.6

attributable 200 80 5.7%

to NHI 6% 61.3 6%

shareholders 150 4.9% 60

ROE(%) 107.2 48.3 52.9

100 40 38.1

3% 3.2% 3%

50 20 19.9

0 0% 0 0%

FY2013/14 FY2014/15

FY2012/13 FY2013/14

2Q 3Q 4Q 1Q 2Q

Net revenue 1,813.6 1,557.1 356.4 379.4 389.9 370.8 373.8

Income before income taxes 237.7 361.6 72.9 86.9 88.6 51.7 74.0

Net income attributable to Nomura Holdings, Inc.

(“NHI”) shareholders 107.2 213.6 38.1 48.3 61.3 19.9 52.9

Total NHI shareholders’ equity 2,294.4 2,513.7 2,379.2 2,492.5 2,513.7 2,467.7 2,561.1

ROE (%)1 4.9% 8.9% 8.9% 8.5% 8.9% 3.2% 5.7%

Basic-Net income attributable to NHI 29.04 57.57 10.29 13.02 16.48 5.40 14.53 shareholders per share (yen)

Diluted-Net income attributable to NHI 28.37 55.81 9.99 12.65 16.02 5.26 14.15 shareholders per share (yen)

Total NHI shareholders’ equity per share (yen) 618.27 676.15 641.90 670.88 676.15 678.69 703.55

(1)	Quarterly ROE is calculated using annualized year-to-date net income.

Nomura

Consolidated income

Full year Quarter

(billions of yen) FY2012/13 FY2013/14 FY2013/14 FY2014/15

2Q 3Q 4Q 1Q 2Q

Revenue

Commissions 359.1 474.6 105.6 121.4 89.9 96.3 112.1

Fees from investment banking 62.4 91.3 23.0 15.8 27.2 19.8 20.6

Asset management and portfolio service fees 141.0 167.2 40.7 42.1 42.1 45.4 48.4

Net gain on trading 368.0 476.4 110.2 108.5 129.2 158.6 129.0

Gain (loss) on private equity investments 8.1 11.4 0.7 11.0 -0.3 -0.3 0.5

Interest and dividends 394.0 416.3 98.1 102.6 100.3 104.9 108.8

Gain (loss) on investments in equity securities 38.7 15.2 5.0 7.5 -5.2 6.3 2.9

Other 708.8 179.5 45.1 38.5 67.7 31.1 28.5

Total revenue 2,079.9 1,831.8 428.4 447.4 450.8 462.2 450.8

Interest expense 266.3 274.8 72.0 68.0 60.8 91.3 77.0

Net revenue 1,813.6 1,557.1 356.4 379.4 389.9 370.8 373.8

Non-interest expenses 1,575.9 1,195.5 283.5 292.5 301.4 319.2 299.8

Income before income taxes 237.7 361.6 72.9 86.9 88.6 51.7 74.0

Net income attributable to NHI shareholders 107.2 213.6 38.1 48.3 61.3 19.9 52.9

Nomura

Main revenue items

Full year Quarter

(billions of yen) FY2012/13 FY2013/14 FY2013/14 FY2014/15

2Q 3Q 4Q 1Q 2Q

Stock brokerage commissions (retail) 51.8 126.7 25.4 36.3 22.6 15.8 21.9

Stock brokerage commissions (other) 112.9 139.8 31.6 34.9 35.6 34.3 36.9

Other brokerage commissions 11.7 18.1 4.2 4.4 4.3 3.8 4.0

Commissions Commissions for distribution of investment trusts 150.1 157.8 37.0 37.7 19.3 30.5 37.5

Other 32.6 32.1 7.5 8.3 8.2 11.9 11.8

Total 359.1 474.6 105.6 121.4 89.9 96.3 112.1

Equity underwriting and distribution 21.1 41.4 11.0 6.1 14.0 8.5 10.7

Bond underwriting and distribution 7.8 13.0 3.5 2.8 2.9 3.5 3.8

Fees from

investment banking M&A / financial advisory fees 25.6 25.0 6.5 4.4 7.6 5.7 5.2

Other 7.7 12.0 2.1 2.4 2.6 2.1 0.9

Total 62.4 91.3 23.0 15.8 27.2 19.8 20.6

Asset management fees 105.3 126.7 30.8 31.8 31.9 35.0 37.5

Asset management Administration fees 18.6 22.5 5.5 5.7 5.7 5.9 6.3 and portfolio service

fees Custodial fees 17.1 18.1 4.4 4.5 4.5 4.6 4.7

Total 141.0 167.2 40.7 42.1 42.1 45.4 48.4

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
			FY2013/14			FY2014/15	
	FY2012/13	FY2013/14	2Q	3Q	4Q	1Q	2Q
Retail	100.6	192.0	40.0	47.7	23.3	31.6	**38.9**
Asset Management	21.2	27.1	6.2	8.9	5.3	8.3	**7.8**
Wholesale	71.7	111.8	25.3	27.8	33.5	5.7	**22.2**
Three Business segments total	193.5	330.9	71.4	84.4	62.1	45.6	**68.9**
Other	6.6	20.0	-3.5	-3.7	34.2	2.6	**2.5**
Segments total	200.0	350.9	67.9	80.7	96.2	48.2	**71.4**
Unrealized gain (loss) on investments in equity securities held for operating purposes	37.7	10.7	5.0	6.2	-7.7	3.5	**2.6**
Income before income taxes	237.7	361.6	72.9	86.9	88.6	51.7	**74.0**

Geographic information[1]

(billions of yen)	Full year		Quarter				
			FY2013/14			FY2014/15	
	FY2012/13	FY2013/14	2Q	3Q	4Q	1Q	2Q
Americas	25.7	29.5	-1.3	8.0	31.2	6.1	**-6.8**
Europe	-93.1	-48.9	-19.6	-14.8	-10.1	-22.9	**2.0**
Asia and Oceania	-12.1	-5.2	2.3	-1.5	-5.2	-0.3	**8.5**
Subtotal	-79.4	-24.7	-18.7	-8.2	15.9	-17.1	**3.7**
Japan	317.2	386.3	91.6	95.1	72.6	68.8	**70.3**
Income before income taxes	237.7	361.6	72.9	86.9	88.6	51.7	**74.0**

(1) Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended September 30, 2014.) Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

21

Segment “Other”

Income (loss) before income taxes

Full year Quarter

(billions of yen) (billions of yen)

40 40

34.2

20.0

20 20

6.6

2.6 2.5

0 0

-3.5 -3.7

-20 -20

FY2012/13 FY2013/14 FY2013/14 FY2014/15

2Q 3Q 4Q 1Q 2Q

Net gain (loss) related to economic 1.0 17.4 -1.7 5.2 6.5 6.9 2.2 hedging transactions

Realized gain on investments in equity 1.0 4.4 0.0 1.3 2.4 2.9 0.3 securities held for operating purposes

Equity in earnings of affiliates 14.4 28.6 8.9 8.2 6.2 3.5 8.0

Corporate items 17.7 -38.8 -8.7 -14.0 -3.8 -3.1 -8.4

Others -27.5 8.4 -2.0 -4.4 22.8 -7.6 0.5

Income (loss) before income taxes 6.6 20.0 -3.5 -3.7 34.2 2.6 2.5

Retail related data (1)

NOMURA

(billions of yen)	Full year FY2012/13	Full year FY2013/14	Quarter FY2013/14 2Q	FY2013/14 3Q	FY2013/14 4Q	FY2014/15 1Q	FY2014/15 2Q	QoQ	YoY
Commissions	225.9	301.7	66.5	78.3	46.5	56.1	**68.8**	**22.7%**	**3.5%**
Sales credit	80.9	106.1	24.3	25.7	26.4	25.0	**25.9**	**3.6%**	**6.9%**
Fees from investment banking and other	36.8	40.3	13.4	8.0	9.1	9.1	**6.7**	**-26.1%**	**-49.8%**
Investment trust administration fees and other	49.7	56.1	13.7	14.1	13.9	14.4	**15.2**	**5.3%**	**10.3%**
Net interest revenue	4.6	7.7	1.9	1.8	1.9	2.3	**1.3**	**-41.9%**	**-28.3%**
Net revenue	397.9	511.9	119.7	128.0	97.9	106.9	**117.9**	**10.4%**	**-1.5%**
Non-interest expenses	297.3	319.9	79.8	80.3	74.6	75.3	**79.1**	**5.1%**	**-0.9%**
Income before income taxes	100.6	192.0	40.0	47.7	23.3	31.6	**38.9**	**23.0%**	**-2.7%**
Domestic distribution volume of investment trusts[1]	9,027.6	10,146.4	2,372.2	2,552.5	1,794.1	2,245.2	**2,380.2**	**6.0%**	**0.3%**
Bond investment trusts	2,719.2	3,146.3	814.2	810.2	768.2	795.3	**743.9**	**-6.5%**	**-8.6%**
Stock investment trusts	5,457.0	6,201.4	1,406.6	1,571.8	836.8	1,264.4	**1,402.8**	**10.9%**	**-0.3%**
Foreign investment trusts	851.4	798.7	151.4	170.5	189.1	185.5	**233.6**	**25.9%**	**54.2%**
Other									
Accumulated value of annuity insurance policies	1,909.5	2,033.1	1,970.4	2,000.0	2,033.1	2,123.6	**2,206.2**	**3.9%**	**12.0%**
Sales of JGBs for individual investors (transaction base)	189.1	1,037.0	450.9	329.1	214.6	153.5	**95.4**	**-37.8%**	**-78.8%**
Retail foreign currency bond sales	1,485.8	1,595.6	507.1	318.6	386.6	363.9	**276.3**	**-24.1%**	**-45.5%**

(1) Excluding Net & Call and Hotto Direct.

23

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts

Full year Quarter

(billions of yen) (billions of yen)

180 40

150

Stock brokerage 30

commissions

120

Commissions for

distribution of investment 90 20

trusts

60

10

30

0 0

FY2013/14 FY2014/15

FY2012/13 FY2013/14 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Stock brokerage commissions 51.8 126.7 25.4 36.3 22.6 15.8 21.9 38.9% -13.6%

Commissions for distribution of investment trusts1 161.5 161.4 37.5 38.5 20.1 31.9 38.9 21.6% 3.7%

(1)	Nomura Securities.

Retail related data (3)

Retail client assets

(trillions of yen)

99.3

100 91.7 90.9 96.0 91.7 95.3

Other 83.8

Overseas mutual funds 80

Bond investment trusts 60

Stock investment trusts

Domestic bonds 40

Foreign currency bonds 20

Equities

0

FY2012/13 FY2013/14 FY2013/14 FY2014/15

Mar Mar Sep Dec Mar Jun Sep

Equities 46.7 53.2 53.4 56.5 53.2 55.6 58.1

Foreign currency bonds 6.6 6.3 6.1 6.4 6.3 6.4 6.5

Domestic bonds1 12.4 12.8 12.9 12.7 12.8 12.8 13.0

Stock investment trusts 8.9 9.1 8.8 9.2 9.1 9.6 9.9

Bond investment trusts 4.9 5.9 5.6 6.6 5.9 6.2 6.5

Overseas mutual funds 1.7 1.7 1.7 1.7 1.7 1.7 1.8

Other2 2.7 2.7 2.4 2.9 2.7 3.0 3.5

Total 83.8 91.7 90.9 96.0 91.7 95.3 99.3

(1)	Including CBs and warrants.
(2)	Including annuity insurance

Retail related data (4)

Net inflows of cash and securities1

Full year Quarter

(billions of yen) (billions of yen)

1,500 1,000

805

1,076

1,000 500 473 485

145

500 0

385

-366

0 -500

FY2012/13 FY2013/14 FY2013/14 FY2014/15

2Q 3Q 4Q 1Q 2Q

(1)	Cash and securities inflows minus outflows, excluding regional financial institutions.

Retail related data (5)

Number of accounts

(Thousands) FY2012/13 FY2013/14 FY2013/14 FY2014/15

Mar Mar Sep Dec Mar Jun Sep

Accounts with balance 5,025 5,144 5,090 5,104 5,144 5,186 5,211

Equity holding accounts 2,717 2,718 2,722 2,674 2,718 2,721 2,720

Nomura Home Trade /

Net & Call accounts 3,747 4,012 3,881 3,939 4,012 4,053 4,103

New Individual accounts / IT share1

Full year Quarter

(Thousands) FY2013/14 FY2014/15

FY2012/13 FY2013/14

2Q 3Q 4Q 1Q 2Q

New individual accounts 266 364 82 91 90 67 81

IT share1

No. of orders 55% 58% 58% 54% 60% 60% 60%

Transaction value 31% 33% 33% 27% 37% 36% 37%

(1)	Percentage of cash stock transactions conducted via Nomura Home Trade.

Asset Management related data (1)

Full year Quarter

(billions of yen) FY2012/13 FY2013/14 FY2013/14 FY2014/15 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Net revenue 68.9 80.5 18.6 21.2 20.5 23.3 21.7 -7.1% 16.5%

Non-interest expenses 47.8 53.4 12.5 12.3 15.1 15.1 13.9 -7.8% 11.5%

Income before income taxes 21.2 27.1 6.2 8.9 5.3 8.3 7.8 -5.6% 26.5%

Total assets under management

(trillions of yen)

40.3 40.6 42.7

40.0 36.1 38.2 37.3 38.2

32.9 33.0 34.8

30.8 30.0 30.8

AuM 1 30.0 27.9

(gross)

AuM 2 20.0

(net)

10.0

0.0

FY2012/13 FY2013/14 FY2013/14 FY2014/15

Mar Mar Sep Dec Mar Jun Sep

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.

(2)	Net after deducting duplications from assets under management (gross).

Asset Management related data (2)

NOMURA

Assets under management (gross) by business[1]

(trillions of yen)	FY12/13	FY13/14	FY13/14			FY14/15	
	Mar	Mar	Sep	Dec	Mar	Jun	Sep
Investment trust business	26.5	28.4	26.8	29.4	28.4	29.6	**31.3**
Investment advisory business	9.6	9.8	10.5	10.9	9.8	11.0	**11.4**
Assets under management (gross)[1]	36.1	38.2	37.3	40.3	38.2	40.6	**42.7**

Asset inflows/outflows by business[3]

(billions of yen)	Full year		Quarter				
	FY 12/13	FY 13/14	FY2013/14			FY2014/15	
			2Q	3Q	4Q	1Q	2Q
Investment trusts business	1,099	1,598	410	962	-319	473	**879**
of which ETFs	424	882	153	89	501	-23	**90**
Investment advisory business	-529	-520	-157	226	-938	27	**-44**
Net asset inflow	570	1,078	253	1,189	-1,257	500	**835**

Assets under management by company

(trillions of yen)	FY12/13	FY13/14	FY13/14			FY14/15	
	Mar	Mar	Sep	Dec	Mar	Jun	Sep
Nomura Asset Management	30.7	33.8	33.1	36.0	33.8	36.2	**38.3**
Nomura Funds Research and Technologies	2.9	2.6	2.5	2.6	2.6	2.5	**2.6**
Nomura Corporate Research and Asset Management	1.8	1.6	1.6	1.6	1.6	1.7	**1.6**
Nomura Private Equity Capital	0.7	0.2	0.2	0.2	0.2	0.2	**0.2**
Assets under management (gross)[1]	36.1	38.2	37.3	40.3	38.2	40.6	**42.7**
Group company overlap	8.2	7.4	7.3	7.5	7.4	7.6	**7.9**
Assets under management (net)[2]	27.9	30.8	30.0	32.9	30.8	33.0	**34.8**

Domestic public investment trust market and Nomura Asset Management market share[4]

(trillions of yen)	FY12/13	FY13/14	FY13/14			FY14/15	
	Mar	Mar	Sep	Dec	Mar	Jun	Sep
Domestic public stock investment trusts							
Market	60.0	65.7	62.4	65.0	65.7	68.8	**71.7**
Nomura's share (%)	18%	19%	18%	19%	19%	18%	**19%**
Domestic public bond investment trusts							
Market	12.6	14.5	14.4	16.5	14.5	14.8	**15.4**
Nomura's share (%)	43%	42%	42%	43%	42%	43%	**43%**

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.
(2) Net after deducting duplications from assets under management (gross). (3) Based on assets under management (net). (4) Source: Investment Trusts Association, Japan

29

Wholesale related data (1)

Wholesale

Full year Quarter

(billions of yen) FY2013/14 FY2014/15

FY2012/13 FY2013/14 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Net revenue 644.9 765.1 183.3 188.7 198.5 188.9 190.6 0.9% 3.9%

Non-interest expenses 573.2 653.3 158.1 160.9 165.0 183.1 168.4 -8.1% 6.5%

Income before income taxes 71.7 111.8 25.3 27.8 33.5 5.7 22.2 3.9x -12.2%

Breakdown of Wholesale revenues

Full year Quarter

(billions of yen) FY2013/14 FY2014/15

FY2012/13 FY2013/14 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Fixed Income1 387.7 398.2 93.8 99.2 107.7 104.5 104.1 -0.5% 11.0%

Equities1 172.8 251.5 65.8 58.8 59.0 62.0 64.0 3.2% -2.8%

Global Markets 560.4 649.7 159.6 158.0 166.8 166.6 168.1 0.9% 5.3%

Investment Banking(Net) 72.0 97.4 23.3 19.0 29.5 22.8 22.5 -1.3% -3.7%

Other 12.4 18.0 0.4 11.7 2.2 -0.4 0.0 — -91.7%

Investment Banking 84.4 115.4 23.8 30.7 31.7 22.3 22.5 0.9% -5.3%

Net revenue 644.9 765.1 183.3 188.7 198.5 188.9 190.6 0.9% 3.9%

Investment Banking(Gross) 143.0 184.3 45.8 35.9 55.4 43.2 40.7 -5.6% -11.1%

(1)	Fixed Income and Equities figures for FY 2012/13 have been reclassified following a reorganization in April 2013.

Wholesale related data (2)

Private equity related investments

(billions of yen)

150

Terra Firma

104.6 102.1

Asia 100

Europe (excluding Terra 57.2 61.2 57.2 58.8 58.6

Firma)

Japan 50

0

FY2012/13 FY2013/14 FY2013/14 FY2014/15

Mar Mar Sep Dec Mar Jun Sep

Japan 52.7 8.1 51.7 10.5 8.1 10.8 13.2

Europe (excluding Terra Firma) 21.8 22.6 22.9 23.9 22.6 21.8 19.3

Asia 2.0 1.9 1.8 1.9 1.9 1.8 1.9

Sub Total 76.5 32.6 76.4 36.3 32.6 34.5 34.4

Terra Firma 28.1 24.6 25.8 24.9 24.6 24.2 24.2

Total 104.6 57.2 102.1 61.2 57.2 58.8 58.6

Number of employees

FY2012/13 FY2013/14 FY2013/14 FY2014/15

Mar Mar Sep Dec Mar Jun Sep

Japan (excluding FA) 14,123 14,149 14,454 14,308 14,149 14,559 14,391

Japan (FA) 1,907 1,888 1,923 1,918 1,888 1,889 1,853

Europe 3,618 3,461 3,459 3,456 3,461 3,481 3,530

Americas 2,271 2,281 2,243 2,248 2,281 2,335 2,421

Asia-Pacific1 6,037 5,891 5,945 5,902 5,891 6,656 6,744

Total 27,956 27,670 28,024 27,832 27,670 28,920 28,939

(1)	Includes Powai office in India.

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